# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yunji Inc., CIK 0001759614
CUSIP: 98873N305*
Title of class of securities: Class A Ordinary Shares, $0.000005 par value per share
Address of issuer's principal executive offices: 18/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou, Zhejiang Province, China (F4), 310000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001810174

## Reporting persons
- Fasturn Overseas Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 110,581,200; shared voting power 0; sole dispositive power 110,581,200; shared dispositive power 0; aggregate amount beneficially owned 110,581,200 (5.61% of the class)
  Comment: * There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98873N305 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Market under the symbol "YJ." Each American Depository Share represents 400 Class A Ordinary Shares.
  
  ** Number of shares beneficially owned as of 30 Sep 2026. Includes 276,453 American Depositary Shares ("ADSs"). Each ADS represents 400 Class A Ordinary Shares.
  
  *** Calculation is based on 1,970,216,000 outstanding ordinary shares for all classes as of 30 Sep 2026.

## Item 1. Issuer
Name of issuer: Yunji Inc.
Address of issuer's principal executive offices: 18/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou, 310000, Zhejiang Province, People's Republic of China

## Item 2. Person Filing
Name of person filing: Fasturn Overseas Limited
Address of principal business office or, if none, residence: c/o Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 110,581,200
Percent of class: 5.61%
Sole power to vote or to direct the vote: 110,581,200
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 110,581,200
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Fasturn Overseas Limited: /s/ Chu Siu Leung, Chu Siu Leung / Director (11/02/2026)